UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated April 26, 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: May 3, 2022	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1
Nordic American Tankers Ltd (NYSE: NAT) – Sale of one more vessel, accounting impairment charges to be recorded in the 2021 Annual Report

Tuesday, April 26, 2022

Dear Shareholders and Investors,

No tanker company on Wall Street has the strategy of NAT. NAT does not buy and sell Suezmaxes as a business proposition – the policy is based on the premise to keep the vessels to the end of their lives. Recently prices are up and we have sold a few vessels.
In July 2021 we announced a plan to sell ships in combination with buying ships. We have sold four Suezmaxes now, generating a cash injection of about USD 60 million to NAT. Vessel number four was delivered to the new owners on April 12, 2022.
We expect that our fleet will grow with the objective of having about 30 Suezmax vessels the next few years.
We have informed the market that we receive two newbuildings – one in May and one at the end June this year. They have both achieved contracts of six years each, in total twelve years with first class contractual partners, at solid rates creating earnings and stable cash flow.
In light of our recent vessels sales, we have concluded that we should record an impairment charge on our accounts for 2021. This charge is $51.9 million related to our vessels built in 2002 and 2003. The impairment charge is a non-cash accounting matter. It has nothing to do with our business as such.
We have previously report a year-to-date impairment charge of $8.4 million in our 4Q21 Earnings Release. This number will now be adjusted to $60.3 million in our 2021 20-F (Annual report).
These accounting matters do not affect our 2022 numbers.
The tanker market has developed positively in 2022 and the spot voyage contracts announced lately will contribute significantly to our cash position and ability to pay dividend.
NAT is on the way to its objective of becoming debt free.
For contacts, please see at the end of this communication.

www.nat.bm

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
NAT is a Bermuda based company.

Contacts:

Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223
Bjørn Giæver, CFO
Nordic American Tankers Ltd
Tel: +1 888 755 8391 or +47 91 35 00 91
Herbjørn Hansson, Founder, Chairman & CEO
Nordic American Tankers Ltd
Tel: +1 866 805 9504